MICHAEL A. LITTMAN
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                       (303) 422-8127 * (303) 431-1567 Fax
                                malattyco@aol.com

                                  June 10, 2014


VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Attn:  H. Roger Schwall or Paul Monsour
Washington, D.C.  20549

RE: THREE FORKS, INC.

AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-1
FILED MAY 8, 2014
FILE NO. 333-192228

Dear Messrs. Schwall and Monsour:

Enclosed with this letter please find responses to comments from the Securities and Exchange Commission (SEC) letter dated May 22, 2014.

AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-1 FILED MAY 8, 2014
------------------------------------------------------------------------

GENERAL
-------

         1. To the extent you make changes in your Form S-1 in response to the comments below, please make conforming changes to your Form 10-K for the fiscal year ended December 31, 2013, as applicable.

ANSWER:

         We have made these changes to our Annual Report on Form 10-K for the year ended December 31, 2013 and have filed Amendment No. 1 reflecting those changes.

Three Forks, Inc.
File No. 333-192228
June 10, 2014


FIVE JAB - EVANGELINE / ST. MARY'S PARISHES, LOUISIANA AND MONTGOMERY /
TYLER COUNTY, TEXAS, PAGE 29
--------------------------------------------------------------------------------

         2. We note your disclosure under this heading regarding your working interest in certain wells located in Texas and Louisiana that the "remaining 25% WI is owned by Five JAB, Inc. and other non-affiliated owners." Please clarify, or modify your disclosure as appropriate, to explain how Five Jab, Inc. owns a portion of the remaining 25% working interest given the disclosure on page F-29 that Five Jab, Inc. "sold 100% of its 75% working interest in the Properties to Three Forks Inc."

ANSWER:

         Please note that Three Forks Inc., as the registrant, chose to give a name to the Business [the 75% out of a total of 100% Working Interest in the Properties] that was acquired by Three Forks Inc. and referred to in Note 1 on page F-29. For what Three Forks Inc. believed was simplicity at the time, Three Forks Inc. chose to use the name Five Jab, Inc. for the financial statement and disclosures of the Business since there was no trade name used or legal entity that actually owned the 75% Working Interest in the Properties that were sold to Three Forks Inc. This name Five Jab, Inc. given to the Business does not refer to the corporation and operator Five Jab, Inc. that is separately along with other owners part of the original ownership of the 100% Working Interest in the Properties. Thus the remaining 25% Working Interest in the properties located in St. Mary's Parish, Louisiana and Montgomery/Tyler County, Texas is still owned by Five Jab, Inc. the corporation and other owners and the 75% Working Interest in the same properties located in Louisiana and Texas is now owned by Three Forks Inc. The registrant, Three Forks Inc. still chooses to refer to these properties located in Louisiana and Texas as the Five Jab properties and will continue as appropriate in future filings include information of the predecessor under the name Five Jab, Inc.

DESCRIPTION OF PROPERTY, PAGE 34
--------------------------------
SUMMARY OF OIL AND NATURAL GAS RESERVES, PAGE 35
------------------------------------------------
PROVED DEVELOPED AND PROVED UNDEVELOPED RESERVES, PAGE 35
---------------------------------------------------------

         3. Based on the tabular disclosure provided on page F-21, there appears to be a material change in your proved undeveloped reserves during 2013. Item 1203(b) of Regulation S-K requests that registrants "[d]isclose material changes in proved undeveloped reserves that occurred during the year." Please expand your disclosure under the section entitled "Proved Developed and Proved Undeveloped Reserves" to present the changes in the net quantities of your proved undeveloped reserves relating such causes as revisions, extensions/discoveries, acquisition/divestiture, improved recovery and the amounts converted during the year from proved undeveloped to proved developed. Also provide a narrative explanation of such changes as part of your expanded disclosure.

Three Forks, Inc.
File No. 333-192228
June 10, 2014


ANSWER:

         We have included the disclosures required by Item 1203(b) of Regulation S-X relative to the proved undeveloped reserves.

         4. Please tell us the extent to which the proved undeveloped reserves disclosed as of December 31, 2013 will not be developed within five years of your initial disclosure of these reserves. Please refer to Item 1203(d) of Regulation S-K.

ANSWER:

         We have included the disclosure required by Item 1203(d) of Regulation S-X.

THREE FORKS, INC. FINANCIAL STATEMENTS, PAGE F-1
-------------------------------------------------

         5. Please update to provide financial statements and corresponding disclosures throughout your filing to comply with Rule 8-08 of Regulation S-X.

ANSWER:

         We have included in this filing amendment not only the audited financial statements, but also the unaudited financial statements for the quarter ended March 31, 2014 pursuant to Rule 8-08 of Regulation S-X.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-2
-----------------------------------------------------------------

         6. It appears your auditor should modify their report to address the following:

         o The first paragraph does not refer to the separate periods from March 28, 2012 (inception) through December 31, 2012 and January 1, 2013 through December 31, 2013.

         o The third paragraph does not include an opinion on the financial position of Three Forks, Inc. as of December 31, 2013.

         o The third paragraph does not refer to the separate periods from March 28, 2012 (inception) through December 31, 2012 and January 1, 2013 through December 31, 2013.

ANSWER:

         We have made such revisions to the Report of the Independent Registered Public Accounting Firm.

Three Forks, Inc.
File No. 333-192228
June 10, 2014



NOTE 17 - SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED), PAGE F-19
------------------------------------------------------------------------------

         7. Please add the disclosures required by FASB ASC 932-235-50-13 and 932-235-55-3 for capitalized costs and the disclosure required by FASB ASC 932-235-50-18 and 932-235-55-4 for costs incurred for property acquisition, exploration, and development activities.

ANSWER:

         We have included the disclosures required by FASB ASC 932-235-50-13 and FASB ASC 932-235-50-18.

ESTIMATED QUANTITIES OF PROVED OIL AND GAS RESERVES, PAGE F-20
---------------------------------------------------------------

         8. You disclose on page F-20 that "estimates of the Company's crude oil and natural gas reserves and present values at December 31, 2013 were prepared by Ralph E. Davis Associates, Inc." Please obtain and file the reserves report prepared by Ralph E. Davis Associates, Inc. as an exhibit to the registration statement on Form S-1. For additional guidance, please refer to the disclosure requirements in Item 1202(a)(8) of Regulation S-K.

ANSWER:

         We have filed as Exhibit 99.5, the reserve study as an exhibit the reserves report prepared by Ralph E. Davis Associates, Inc.

         9. Please expand your disclosure of the changes in net quantities of proved reserves for the periods end December 31, 2013 to include an appropriate explanation of the significant changes relating to the purchases of minerals in place and extensions and discoveries. Please refer to the disclosure requirements in FASB ASC paragraph 932-235-50-5.

ANSWER:

         We have included the disclosures required by FASB ASC 932-235-50-5.

FIVE JAB, INC. FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-29
--------------------------------------------------------------
BASIS OF PRESENTATION, PAGE F-29
--------------------------------

         10. We note that you have presented audited financial statements for Five Jab, Inc. as of December 31, 2013. However, it appears that the financial statements for Five Jab, Inc. should be presented as of, and for, the period

Three Forks, Inc.
File No. 333-192228
June 10, 2014


through the date of sale to Three Forks, Inc. (i.e., September 1, 2013). Please revise or advise.

ANSWER:

         We have revised the relevant financial statements and disclosures of Five Jab, Inc. to reflect the periods presented as of and for the period January 1, 2013 through September 1, 2013 (termination) and the year ended December 31, 2012.

SUBSEQUENT EVENTS, PAGE F-30
----------------------------

         11. Please clarify why your evaluation of subsequent events was only through December 18, 2013. Refer to FASB ASC 855-10.

ANSWER:

         We have revised the date of the subsequent event per FASB ASC 855-10.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES, PAGE 72
---------------------------------------------------

         12. Please obtain and file as an exhibit the consent of Ralph E. Davis Associates, Inc. regarding the references to the firm, the use of information contained in and the inclusion of the reserve report in the registration statement on Form S-1.

ANSWER:

         We have included the consent of Ralph E. Davis Associates as an exhibit to the Form S-1.

We  hope  this  filing  satisfies  your  comments.   If  you  have  any  further
requirements, please let me know.

                                                     Sincerely,

                                                     /s/ Michael A. Littman

                                                     Michael A. Littman
MAL:cc